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SECURITI **05037495** N

SEC FILE NUMBER

8-52551

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Consolidated Capital Management, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use·P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___270 First City Tower, 1001 Fannin Street___

(No. and Street)

___Houston___   ___Texas___   ___77002___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Austin Barsalou___   713 571 8844

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Longaker, James A.___

(Name – *if individual, state last, first, middle name*)

___2002 Woodland Valley Drive___   Kingwood   ___77339___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Austin Barsalou__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Consolidated Capital Management, Inc.__ , as
of __December 31,__ , 20 __04__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                              Signature

                                       _____
                                              Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) Statement of cash flows
(p) Independent auditor's report on the internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

CONSOLIDATED CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Consolidated Capital Management, Inc.
Houston, Texas 77027

I have audited the accompanying statement of financial condition of Consolidated Capital Management, Inc., as of December 31, 2004 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Capital Management, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA

February 22, 2005

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Current assets:		
Checking account	$	6,296
Total current assets		6,296
Total assets	$	6,296

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	-
Total current liabilities		-
Stockholder's equity:		
Capital		1,000
Paid in capital		21,267
Accumulated deficit		(15,971)
Total stockholders' equity		6,296
Total liabilities and stockholders' equity	$	6,296

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

DECEMBER 31, 2004

Revenues:		
Commission	$	15,151
Other revenue		440
Total revenues		15,590
Expenses		
Accounting		2,400
Commissions		8,865
Dues and Subscriptions		1,129
Licenses and permits		2,502
Office supplies		698
Telephone		1,688
Other		618
Total expenses		17,900
Loss from operations		(2,309)
Income taxes		-
Net loss	$	(2,309)

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2004

	Common stock	Paid-In capital	Accumulated deficit	Total
Balance at January 1, 2004	$ 1,000	$ 19,826	$ (13,662)	$ 7,164
Net (loss) for the year ended December 31, 2004			(2,309)	(2,309)
Net changes for the period		1,441		1,441
Balance at December 31, 2004	$ 1,000	$ 21,267	$ (15,971)	$ 6,296

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2004

Cash flows from operating activities:

Net income (loss)	$ (2,309)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Decrease)/Increase in accounts payable	(12)
Total adjustments	(12)
Cash provided (used) by operations	(2,321)
Cash flows from financing activates:	
Proceeds from additional paid in capital	1,441
Net cash provided by financing activities	1,441
Net increase (decrease) in cash	(880)
Cash at beginning of year	7,176
Cash at end of year	$ 6,296

The accompanying notes are an integral part of the financial statements.

A. Summary of Significant Accounting Policies

Nature of Business

Consolidated Capital Management, Inc., (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company is an introducing broker with accounts processed by Mesirow Financial, Inc.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2004.

Federal Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return.

Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2004, the net capital was $6,296, which exceeded the required minimum capital by $1,296, and the aggregate indebtedness (A.I.) to net capital ratio was not applicable since there was no A.I.

CONSOLIDATED CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2004

Total equity from statement of financial condition	$	6,296
Less non-allowable assets:		
Deposits		-
Net Capital	$	6,296

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	1,296
Excess net capital at 1000%	$	6,296

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	-
Percentage aggregate indebtedness to net capital		-

RECONCILIATION WITH COMPANY'S COMPUTATION
The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
Consolidated Capital Management, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Consolidated Capital Management, Inc., for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC)(, we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 22, 2005

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718